Exhibit 99.1

[LOGO] ZARKINK
       SEMICONDUCTOR                                               NEWS RELEASE

Zarlink Responds to Threat of Proxy Battle from Hedge Fund of National Bank Financial

OTTAWA, CANADA, July 2, 2008 -Zarlink Semiconductor (NYSE/TSX: ZL) received a letter from Mr. Scott Leckie, an employee of National Bank Financial. National Bank Financial acquired Mr. Leckie's previous employer, a hedge fund management company named Aquilon Capital. According to his letter, Mr. Leckie manages or controls 5.2% of Zarlink's outstanding shares, on behalf of the hedge fund managed by National Bank Financial.

In summary, this letter demanded the replacement of five company directors with five unnamed nominees, and the replacement of the CEO and Chairman of the Board, in order to give the hedge fund full control of the board. The letter outlines five areas to support the request for change, and threatens a proxy fight to attain board control if Zarlink does not comply. The letter also requested a meeting to present the proposal to Zarlink's Board of Directors. However, before the Zarlink Board meeting had concluded, the letter was issued to media.

"This is a hedge fund that owns just five percent of the Company seeking an opportunity to generate a short-term gain, without any regard for the longer-term opportunities for the majority of our shareholders," said Kirk Mandy, President and CEO, Zarlink Semiconductor. "We believe Mr. Leckie is intentionally misstating the financial position of Zarlink, our product strategy and market realities to further the hedge fund's agenda and destroy one of the few remaining Canadian-based high tech companies."


Value Enhancement

As Zarlink has openly stated in its quarterly conference calls, the high-tech sector, and in particular the semiconductor sector, is currently out of favour with the public markets. This is seen in the continuing decline in the valuation of all companies in this sector, including most of Zarlink's peers.

In his letter, Mr. Leckie is prepared to declare the Legerity acquisition a failure after only 11 months. In fact, sales from the Legerity portion of our business are helping fuel revenue growth. Zarlink revenue grew by 13 percent from the third quarter of Fiscal 2008 to the fourth quarter of Fiscal 2008, and is expected to

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grow by another 9 to 11 percent in the first quarter of Fiscal 2009. We foresee strong revenue from Legerity as telephone companies and cable operators ramp investment in the infrastructure required to deliver integrated voice, television and Internet services.

The true value of this acquisition will be seen in Fiscal 2009. As stated in previous conference calls, we have positioned the company to break-even in the first quarter of Fiscal 2009 and be profitable for the Fiscal 2009 year.

In his letter, Mr. Leckie also stated that Zarlink was forced to accept an unfavorable debenture as part of the acquisition of Legerity. However, National Bank Financial had no issue with generating significant fees as a 20 percent member of the underwriting syndicate used for this debenture and recommended the debenture to its clients. Zarlink is surprised that National Bank Financial has supported this threatened proxy fight, and finds it very unprofessional.

Mr. Leckie also mistakenly stated that the Company has continued to miss sales guidance. This is simply not true. Zarlink has met or exceeded guidance in 11 of the past 12 quarters.


Product Vision

Mr. Leckie asserted that the Company does not have any market-leading products. Again, his letter does not accurately portray Zarlink's product vision. As outlined in our quarterly conference calls and product press releases, we enjoy market-leading positions in voice circuits, network timing, medical telemetry and high-speed optical interconnect.


Focus on Shareholders

Zarlink's management and directors own approximately 2 million company common shares, most of which were purchased at prices well above the current trading price. We are shareholders, but are also focused on building Zarlink for the longer-term. We make the necessary decisions that may at times impact short-term financial performance in favour of longer-term growth.


Transparency

Zarlink confirms to all appropriate reporting requirements under U.S. Generally Accepted Accounting Principles (GAAP) and the Security Exchange Commission (SEC) Regulation Fair Disclosure (FD). We hold regular conference calls to update interested parties on our progress, and all reported information is available in the public domain. As well, Zarlink maintains a professional investor relations capability that is always available to provide information within our abilities while complying with regulation FD.


Leadership

Zarlink has established a very experienced management team and Board of Directors. Full biographical information on our management team and Board of


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Directors is available on our web site. In his letter, Mr. Leckie provides no background information of his proposed board or management nominees.

"This is an attack against the leadership of Zarlink that only serves to provide National Bank Financial with a short-term gain at the expense of other shareholders who recognize the longer-term growth and value opportunity," said Dr. Henry Simon, Chairman of the Board, Zarlink Semiconductor. "We are confident that our product investment and strategic focus will drive profitable growth in Fiscal 2009 and future years."

Shareholders are strongly advised to support the Zarlink management team's current slate of directors and reject the self-interested proposal by this five percent hedge fund.


About Zarlink Semiconductor

For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com